UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 20, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

SECURITY COMPANY OFFICIAL DIES IN ARMED ATTACK IN KALGOLD

Johannesburg, Friday, 20 December 2019. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) has announced, with regret, that a reaction unit (RU) supervisor employed by a contracted security company was fatally wounded in an armed attack on the plant at Harmony’s Kalgold mining operation, North West province, in the early hours of this morning.

Harmony’s board of directors and executive extend their deepest condolences to the bereaved.

Due to the additional security measures, no gold was stolen.

As the incident is now the subject of an investigation by the South African Police Service, no further information will be disclosed by the company at this time
Ends.

For more details, contact:

Mashego Mashego
Executive Director: Corporate Affairs
+27 (0)82 767 1072(mobile)

Sihle Maake
Group communications manager
+27 (0)83 722 5467(mobile)

Johannesburg, South Africa
20 December 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 20, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director